IRS DEPARTMENT OF THE TREASURY
INTERNAL REVENUE SERVICE
CINCINNATI OH   45999-0023

Date of this notice: 10-19-2016

Employer Identification Number:
81-4180391

Form: SS-4

Number of this notice: CP 575 G

CORCORAN CONSULTING LLC
WILLIAM THOMAS CORCORAN SOLE MBR
3115 FLOYD AVE
RICHMOND, VA 23221

For assistance you may call us at:
1-800-829-4933

IF YOU WRITE, ATTACH THE
STUB AT THE END OF THIS NOTICE.

WE ASSIGNED YOU AN EMPLOYER IDENTIFICATION NUMBER

    Thank you for applying for an Employer Identification Number (EIN). We assigned you
EIN 81-4180391. This EIN will identify you, your business accounts, tax returns, and
documents, even if you have no employees. Please keep this notice in your permanent
records.

    When filing tax documents, payments, and related correspondence, it is very important
that you use your EIN and complete name and address exactly as shown above. Any variation
may cause a delay in processing, result in incorrect information in your account, or even
cause you to be assigned more than one EIN. If the information is not correct as shown
above, please make the correction using the attached tear off stub and return it to us.

    A limited liability company (LLC) may file Form 8832, *Entity Classification Election*,
and elect to be classified as an association taxable as a corporation. If the LLC is
eligible to be treated as a corporation that meets certain tests and it will be electing S
corporation status, it must timely file Form 2553, *Election by a Small Business
Corporation*. The LLC will be treated as a corporation as of the effective date of the S
corporation election and does not need to file Form 8832.

    To obtain tax forms and publications, including those referenced in this notice,
visit our Web site at www.irs.gov. If you do not have access to the Internet, call
1-800-829-3676 (TTY/TDD 1-800-829-4059) or visit your local IRS office.

IMPORTANT REMINDERS:

    * Keep a copy of this notice in your permanent records. **This notice is issued only
       one time and the IRS will not be able to generate a duplicate copy for you.** You
       may give a copy of this document to anyone asking for proof of your EIN.

    * Use this EIN and your name exactly as they appear at the top of this notice on all
       your federal tax forms.

    * Refer to this EIN on your tax-related correspondence and documents.

    If you have questions about your EIN, you can call us at the phone number or write to
us at the address shown at the top of this notice. If you write, please tear off the stub
at the bottom of this notice and send it along with your letter. If you do not need to
write us, do not complete and return the stub.

    Your name control associated with this EIN is CORC. You will need to provide this
information, along with your EIN, if you file your returns electronically.

    Thank you for your cooperation.

(IRS USE ONLY)   575G   10-19-2016 CORC O 9999999999 SS-4

Keep this part for your records.   CP 575 G (Rev. 7-2007)

Return this part with any correspondence
so we may identify your account. Please
correct any errors in your name or address.

CP 575 G

9999999999

Your Telephone Number	Best Time to Call	
( ) -		DATE OF THIS NOTICE: 10-19-2016 EMPLOYER IDENTIFICATION NUMBER: 81-4180391 FORM: SS-4 NOBOD

INTERNAL REVENUE SERVICE
CINCINNATI OH   45999-0023

CORCORAN CONSULTING LLC
WILLIAM THOMAS CORCORAN SOLE MBR
3115 FLOYD AVE
RICHMOND, VA 23221